Exhibit 99.3

KBH Topco, LLC

Consolidated Financial Statements and

Independent Auditor’s Report

December 31, 2022 and 2021

KBH TOPCO, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1 - 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	3

Consolidated Statements of Comprehensive Income	4

Consolidated Statements of Changes in Members’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 - 18

INDEPENDENT AUDITOR’S REPORT

To the Management of

KBH Topco, LLC

Opinion

We have audited the accompanying consolidated financial statements of KBH Topco, LLC, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBH Topco, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of KBH Topco, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about KBH Topco, LLC’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KBH Topco, LLC’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KBH Topco, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bannockburn, Illinois

February 15, 2023

KBH TOPCO, LLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

ASSETS
	2022	2021
Cash	$6,155,829	$7,049,803
Accounts receivable, net	15,652,128	16,503,537
Inventory, prepaid expenses, deposits and other assets	6,277,886	8,079,273
Investment in sales-type and direct finance leases, net	79,084,973	80,796,043
Equipment under operating leases at cost, net of accumulated depreciation of $144,939,920 and $88,877,030 as of December 31, 2022 and 2021, respectively	530,350,075	490,109,858
Equipment used in operations at cost, net of accumulated depreciation of $323,402 and $178,018 as of December 31, 2022 and 2021, respectively	541,173	521,899
Right-of-use assets, real estate used in operations	3,724,781	—
Goodwill	135,364,402	135,364,402

	$777,151,247	$738,424,815

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES
Accounts payable and accrued expenses	$15,685,699	$13,840,502
Leased equipment accounts payable	19,879,045	17,648,150
Customer deposits and advanced payments	2,361,870	6,600,875
Lease liabilities, real estate used in operations	3,795,511	—
Distributions payable	4,500,000	4,000,000
Deferred income tax liability	9,637,123	5,042,391
Notes payable - Recourse	135,252,630	125,094,236
Secured borrowings	63,134,022	102,353,580
Notes payable - Non-recourse	296,835,798	233,276,889
Senior secured debt - Related-party	80,000,000	80,000,000

	631,081,698	587,856,623
MEMBERS’ EQUITY	146,069,549	150,568,192

	$777,151,247	$738,424,815

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE
Leasing revenues	$177,594,714	$164,829,634
Sales of equipment and software	111,468,003	74,367,255
Transfers of financial assets	3,619,883	5,392,972
Service revenues	1,365,200	1,201,238
Other income	4,712,363	97,399

	298,760,163	245,888,498

DIRECT LEASING EXPENSES AND COST OF EQUIPMENT SOLD
Depreciation of equipment	83,870,441	85,447,004
Interest expense - Recourse debt	5,964,426	4,518,691
Interest expense - Secured borrowings	4,093,820	6,086,340
Interest expense - Non-recourse debt	10,547,276	8,438,114
Interest expense - Senior secured debt - related party	7,315,080	6,488,889
Cost of goods and services sold	128,513,108	88,145,805

	240,304,151	199,124,843

GROSS MARGIN	58,456,012	46,763,655
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	40,326,719	30,277,701

INCOME BEFORE INCOME TAX PROVISION	18,129,293	16,485,954
INCOME TAX PROVISION	4,841,905	4,334,549

NET INCOME	13,287,388	12,151,405
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(386,031)	(158,345)

COMPREHENSIVE INCOME	$12,901,357	$11,993,060

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2022 AND 2021

			Accumulated
			Other
	Common Units		Comprehensive
	Units	Amount	Income (loss)	Total
BALANCE - JANUARY 1, 2021	84,000,000	$155,670,420	$247,570	$155,917,990
Net income	—	12,151,405	—	12,151,405
Other comprehensive loss	—	—	(158,345)	(158,345)
Distributions	—	(17,342,858)	—	(17,342,858)

BALANCE - DECEMBER 31, 2021	84,000,000	150,478,967	89,225	150,568,192
Net income	—	13,287,388	—	13,287,388
Other comprehensive loss	—	—	(386,031)	(386,031)
Distributions	—	(17,400,000)	—	(17,400,000)

BALANCE - DECEMBER 31, 2022	84,000,000	$146,366,355	$(296,806)	$146,069,549

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,287,388	$12,151,405
Adjustments to reconcile net income to net cash provided by operating activities:
Sales-type and direct finance lease receipts	33,708,587	40,404,348
Earned income from sales-type and direct finance leases	(4,375,939)	(5,157,268)
Depreciation and amortization	84,031,835	85,617,265
Non-cash lease expense, real estate used in operations	733,593	—
Provision for losses and impairments of equipment off lease	14,430,739	15,224,574
Deferred income taxes	4,594,732	4,283,422
Changes in operating assets and liabilities:
Accounts receivable	851,409	1,188,541
Inventory, prepaid expenses, deposits and other assets	859,297	618,299
Accounts payable and accrued expenses	1,845,197	2,968,563
Customer deposits and advanced payments	(4,239,005)	(788,729)
Lease liabilities, real estate used in operations	(662,863)	—

Net Cash Provided By Operating Activities	145,064,970	156,510,420

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in sales-type and direct finance leases	(30,745,196)	(30,298,539)
Purchases of equipment under operating leases	(200,232,804)	(149,176,126)
Proceeds from sales of equipment and software	68,007,509	49,299,822
Purchases of equipment used in operations	(200,167)	(96,134)

Net Cash Used In Investing Activities	(163,170,658)	(130,270,977)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable - recourse	326,431,257	233,345,186
Principal payments on notes payable - recourse	(316,272,863)	(232,795,537)
Principal payments on secured borrowings	(39,219,558)	(40,993,404)
Proceeds from notes payable - non-recourse	196,829,996	185,871,270
Principal payments on notes payable - non-recourse	(133,271,087)	(159,645,661)
Distributions paid	(16,900,000)	(13,342,858)

Net Cash Provided By (Used In) Financing Activities	17,597,745	(27,561,004)

EFFECTS OF CURRENCY TRANSLATION	(386,031)	(158,345)

NET CHANGE IN CASH	(893,974)	(1,479,906)
CASH - BEGINNING OF YEAR	7,049,803	8,529,709

CASH - END OF YEAR	$6,155,829	$7,049,803

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$27,710,221	$26,747,795

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITIES
Business combination measurement period adjustments	$—	$1,450,621

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Financial Reporting. The accompanying consolidated financial statements include the accounts of KBH Topco, LLC, a Delaware limited liability company (“KBHT”) formed on October 29, 2020, and its wholly-owned subsidiaries (each organized as either a Nevada limited liability company or a Delaware limited liability company), collectively referred to as the “Company.” All significant intercompany accounts and transactions have been eliminated in consolidation. In November 2020, 87.50% of the Company was acquired by SLR Investment Corp. f/k/a Solar Capital Ltd. (“SLR”).

Description of Business. The Company leases, rents, sells, manages, and remarkets technology, industrial, healthcare, and other general equipment and software. Their customers are located throughout the United States, Canada, France, Spain, Italy, and the United Kingdom.

Management Estimates and Assumptions. The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Significant estimates and assumptions are used for, but not limited to: (1) estimated useful lives and residual values of equipment under operating and sales-type leases; (2) classification of leases; (3) impairment of equipment; (4) impairment of goodwill; (5) revenue recognition; (6) allowance for doubtful accounts; and (7) valuation of net deferred income tax assets or liabilities. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Concentration of Credit Risk. The Company regularly maintains bank balances that exceed Federal Deposit Insurance Corporation limits.

Leases. The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 842, Leases on January 1, 2022. The standard modifies the accounting, presentation and disclosures for both lessors and lessees. The Company elected the optional transition method to apply the transition provisions from the effective date of adoption, which requires the Company to report the cumulative effect of the standard on the date of adoption with no changes to the prior period balances. There was no cumulative effect to beginning members’ equity as of January 1, 2022, from the adoption of FASB ASC 842. Pursuant to the practical expedients, the Company elected not to reassess: (i) whether expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, or (iii) initial direct costs for any existing leases.

Lessor Accounting - Leases not classified as a sales-type or direct finance lease are classified as operating leases. If a lease meets one or more of the following five criteria at lease commencement, the lease is classified as a sales-types lease:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•	The lease term is for a major part of the remaining estimated economic life of the underlying asset;

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease.

When none of the sales-type lease criteria have been met, leases are classified as operating leases unless both of the following criteria are met, in which case the lessor shall classify the leases as direct finance leases: (1) the present value of the sum of the lease payments and any residual value guaranteed by the lessee and/or third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases. Lessor Accounting (Concluded) – Residual Values - The estimated residual values of equipment at the end of the useful life are recorded at the inception of each lease. The estimated residual values vary as a percentage of the original equipment cost and depend upon the equipment type. Residual values for sales-type and direct finance leases are recorded at their net present value and the unearned income is amortized over the life of the lease using the effective interest method. The residual values for operating leases are included in the leased equipment’s net book value. The Company manages and evaluates residual value risk by performing periodic reviews and any impairment, other than temporary, is recorded in the period in which the impairment is determined. No upward revision of residual values is made subsequent to lease inception.

Property taxes paid by the lessor which are reimbursed be the lessee are considered to be lessor costs of owning the asset and are recorded gross with revenue in other income and expense recorded in selling, general and administrative expenses. The Company elected a lessor accounting policy to exclude sales taxes and other similar taxes on lease revenue-producing transactions collected from the lessee from revenue and expenses.

Lessor accounting was not fundamentally changed by FASB ASC 842 and remains similar to FASB ASC 840 and did not have a significant impact on classification of leases between sales-type, direct finance and operating.

Lessee Accounting - Operating lease right-of-use assets and operating lease liabilities are recognized at the present value of the future lease payments, generally for the base non-cancelable lease term, at the lease commencement date for each lease. The Company has elected a policy to use a risk-free rate as the discount rate used to determine the present value of the future lease payments because the interest rate implicit in most of the Company’s leases is not readily determinable. The Company’s lease agreements may contain lease and non-lease components. Variable lease payments are not included in the measurement of the right-of-use asset and lease liability, and they are recognized as lease expense is incurred.

Leases may contain options to renew or terminate lease terms. The exercise of these lease options is generally at the Company’s sole discretion and included in the right-of-use asset and lease liability. The Company elected to apply the short-term lease measurement and recognition exemption to its leases where applicable.

Variable lease payments predominantly relate to variable operating expenses including common area maintenance, property taxes and other operating expenses. The Company records the amortization of the right-of-use asset and the interest accretion on the lease liability for operating leases as a component of selling, general, and administrative expenses in the statement of comprehensive income.

When lease agreements provide allowances for leasehold improvements, the Company assesses whether it is the owner of the leasehold improvements for accounting purposes. When the Company concludes that it is the owner, it capitalizes the leasehold improvement assets and recognizes the related amortization expense on a straight-line basis over the lesser of the related lease term, including renewals that are reasonably assured of being exercised, or the estimated useful life of the asset. Additionally, the Company recognizes the amounts of allowances to be received from the lessor as a reduction of the lease liability and the associated right-of-use asset. When the Company concludes that it is not the owner, the payments that the Company makes towards the leasehold improvements are accounted for as a component of the lease payments.

Revenue Recognition. The Company recognizes revenue in accordance with the following accounting standards: (1) FASB ASC 842, Leases (FASB ASC 840 for the year ended December 31, 2021), (2) FASB ASC 860, Transfers and Servicing, and (3) FASB ASC 606, Revenue from Contracts with Customers.

Revenue from Leasing Transactions under FASB ASC 842 - The Company accounts for certain leasing revenues in accordance with FASB ASC 842. The accounting for revenue is different depending on the type of lease.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued). Revenue from Leasing Transactions under FASB ASC 842 (Concluded) - For sales-type and direct finance leases, the Company records the net investment in leases, which consists of the sum of the minimum lease payments, initial direct costs, and unguaranteed residual value for sales-type leases and guaranteed residual value for direct finance leases (gross investment) less the unearned income. Revenue for sales-type and direct finance leases is recognized as the unearned income is amortized over the life of the lease using the effective interest method. For operating leases, rental amounts are accrued on a straight-line basis over the lease term and are recognized as leasing revenue.

Leasing revenues consist of rentals due under operating leases and the amortization of unearned income on sales-type and direct finance leases. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis over the useful life.

Revenue from the Transfer of Financial Assets under FASB ASC 860 - The Company enters into arrangements to transfer the contractual payments due under sales-type and direct finance leases, which are accounted for in accordance with FASB ASC 860. These transfers are accounted for as either a pledge of collateral in a secured borrowing or a sale. For transfers accounted for as a secured borrowing, the corresponding investments serve as collateral for recourse and non-recourse notes payable. For transfers accounted for as sales, the Company derecognizes the carrying value of the asset transferred plus any liability and recognizes a net gain or loss on the sale, which are presented as transfers of financial assets in the consolidated statements of comprehensive income.

Revenue from Sales of Equipment, Software and Services under FASB ASC 606 - Under FASB ASC 606, revenue is recognized when the Company satisfies its performance obligations, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. Contracts with customers may include multiple promises that are distinct performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such goods or services. After completion of the performance obligation, the Company has an unconditional right to consideration as outlined in the contract.

Service Revenues - The Company maintains service contracts for maintenance and repair services to customers for the customer owned equipment. The Company’s arrangement is typically a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer. The Company typically recognizes sales from these services on a straight-line basis over the period services are provided. Payments are typically due within 30 days after an invoice is sent to the customer. Invoices for services are typically sent in advance.

Equipment and Software Sales - The Company sells equipment and software to both current lessees and third parties for leased equipment, brokerage of equipment, and lease transaction sales. Sales revenue is recorded at the amount of gross consideration received. Revenue is recognized at a point in time when the Company satisfies its performance obligations. Payments are typically due upon receipt of the invoice. Invoices for equipment and software sales are typically sent in advance.

The Company has adopted certain practical expedients under FASB ASC 606 with significant items disclosed herein. The Company has elected to apply the portfolio approach practical expedient allowed under FASB ASC 606 to evaluate contracts with customers that share the same revenue recognition patterns as the result of evaluating them as a group will have substantially the same result as evaluating them individually.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Concluded). Disaggregation of Revenue - The table below summarizes the Company’s revenues as presented in the consolidated statement of comprehensive income for the year ended December 31, 2022 by revenue type and by the applicable accounting standard:

	Year Ended December 31, 2022
	FASB ASC 842	FASB ASC 860	FASB ASC 606	Total
Operating lease revenues	$173,218,775	$—	$—	$173,218,775
Sales-type and direct finance lease revenues	4,375,939	—	—	4,375,939
Sales of equipment and software	—	—	111,468,003	111,468,003
Transfers of financial assets	—	3,619,883	—	3,619,883
Service revenues	—	—	1,365,200	1,365,200
Other income	4,580,006	—	132,357	4,712,363

Total revenue	$182,174,720	$3,619,883	$112,965,560	$298,760,163

Total revenue subject to FASB ASC 606 recognized at a point in time and over time was $111,600,360 and $1,365,200, respectively, for the year ended December 31, 2022.

The table below summarizes the Company’s revenues as presented in the consolidated statement of comprehensive income for the year ended December 31, 2021 by revenue type and by the applicable accounting standard:

	Year Ended December 31, 2021
	FASB ASC 840	FASB ASC 860	FASB ASC 606	Total
Leasing revenues	$164,829,634	$—	$—	$164,829,634
Sales of equipment and software	—	—	74,367,255	74,367,255
Transfers of financial assets	—	5,392,972	—	5,392,972
Service revenues	—	—	1,201,238	1,201,238
Other income	—	—	97,399	97,399

Total revenue	$164,829,634	$5,392,972	$75,665,892	$245,888,498

Total revenue subject to FASB ASC 606 recognized at a point in time and over time was $74,464,654 and $1,201,238, respectively, for the year ended December 31, 2021.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represent customer obligations, which include base monthly, quarterly, and annual rentals due under the terms of each respective customer’s lease and equipment sales. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected. The allowance for doubtful accounts was $162,739 and $11,759 as of December 31, 2022 and 2021, respectively.

Depreciation and Amortization. Depreciation provisions for revenue-producing equipment are computed using the straight-line method over the related useful life of the equipment, after giving effect to an estimated residual value. The useful lives for leased equipment range from approximately six and ten years. For other equipment used in operations, depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, ranging from approximately three to eight years.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill. Goodwill represents the excess of the consideration paid over the estimated fair value of the net assets acquired in a business combination. The Company performs an annual impairment test for goodwill at the entity level. There were no impairment charges or triggering events for the years ended December 31, 2022 or 2021.

Foreign Operations. The functional currencies for the consolidated foreign operations are the Canadian dollar, Euro, and British pound. The translation of the applicable foreign currencies into U.S. dollars is performed for monetary balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Nonmonetary balance sheet accounts and related revenue, expense, gain and loss accounts are remeasured using historical rates to produce the same results as if the items had been initially recorded in U.S. dollars. The gains or losses resulting from such translation of the Canadian dollar, Euro, and British pound are included as a component of accumulated other comprehensive income in members’ equity. Assets located outside the United States and subject to foreign currency denominated transactions totaled $9,008,605 and $7,888,439 as of December 31, 2022 and 2021, respectively.

Income Taxes. The Company was formed as a limited liability company and elected to be taxed as a C-Corporation. Deferred income taxes are provided using the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates at the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

KBHT’s wholly-owned subsidiaries are disregarded entities for income tax purposes. Their operations are combined with the operations of KBHT and reported together in one income tax return.

Fair Value Measurements. Fair value accounting guidance defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements for both financial and non-financial assets. It also provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1.	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2.	Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Fair Value Measurements (Concluded). The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Certain assets are measured at fair value on a nonrecurring basis subsequent to initial recognition. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only under certain circumstances, as GAAP does not permit the recording of unrealized appreciation of equipment held for sale and leased equipment.

In certain circumstances, these assets were written down to estimated fair value when it is determined that net realizable value is below cost. Adjustments to write down certain equipment held for sale and leased equipment to their net realizable value totaled approximately $15,900,000 and $4,200,000 for the years ended December 31, 2022 and 2021, respectively, and are included within cost of equipment and software sold on the consolidated statements of comprehensive income. Equipment held for sale totaled approximately $4,100,000 and $5,300,000 as December 31, 2022 and 2021, respectively, and is included within inventory, prepaid expenses, deposits and other assets on the consolidated balance sheets.

The Company records the assets acquired and liabilities assumed, including contingent liabilities, at estimated fair value on the date of the acquisition. The transactions were recorded under the acquisition method of accounting whereby the assets acquired and liabilities assumed were recognized at estimated fair value using level 3 inputs. The estimated fair values of assets acquired and liabilities assumed are preliminary, pending the completion of various analyses and the finalization of estimates. During the measurement period (which is not to exceed one year from each acquisition date), additional assets or liabilities may be recognized if new information is obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have resulted in the recognition of those assets or liabilities as of each respective date. The preliminary allocations may be adjusted after obtaining additional information regarding, among other things, asset valuations, liabilities assumed and revisions of previous estimates.

Recent Accounting Pronouncements. In January 2017, FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU removes the second step of the test where the Company compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The new guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of this standard had no material impact to the accompanying consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to revise the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. Management is currently evaluating this standard.

Reclassification. Certain reclassifications were made to the 2021 financial statements to conform with the 2022 presentation. Such reclassifications had no impact on previously reported consolidated net income or members’ equity.

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – INVESTMENT SALES-TYPE AND DIRECT FINANCE LEASES, NET

The investment in sales-type and direct finance leases consisted of the following as of December 31:

	2022	2021
Minimum lease payments	$79,264,530	$79,388,382
Estimated residual value	10,415,588	9,605,695

Subtotal	89,680,118	88,994,077
Less: Unearned lease income	10,595,145	8,198,034

Investment in sales-type and direct finance leases, net	$79,084,973	$80,796,043

NOTE 3 – FUTURE MINIMUM LEASE PAYMENTS TO BE RECEIVED

Approximate future minimum lease payments to be received under the terms of the non-cancelable operating, sales-type and direct finance leases as of December 31, 2022 were as follows:

Year Ending December 31	Sales-type and direct finance	Operating	Total
2023	$25,560,000	$106,309,000	$131,869,000
2024	18,870,000	75,869,000	94,739,000
2025	13,820,000	49,239,000	63,059,000
2026	10,190,000	29,059,000	39,249,000
2027	7,114,000	20,619,000	27,733,000
Thereafter	3,711,000	19,452,000	23,163,000

Total minimum lease payments	79,265,000	$300,547,000	$379,812,000

Less: Unearned Income	10,595,000

Sales-type and direct finance lease receivable, at present value	$68,670,000

NOTE 4 – DEBT

Secured Borrowings. The Company enters into arrangements to transfer the contractual payments due under sales-type, direct finance and operating leases. Due to the rights retained on certain lease participations sold, the Company is deemed to have retained effective control over these leases and therefore these transfers are accounted for as secured borrowings. As of December 31, 2022, the Company has secured borrowing agreements totaling $63,134,022 of which $6,841,422 was recourse and $56,292,600 was non-recourse. As of December 31, 2021, secured borrowing agreements totaled $102,353,580 of which $11,786,767 was recourse and $90,566,813 was non-recourse. These secured borrowing agreements have various maturity dates through 2028 and interest rates ranging from 3.20% and 5.28%. The investment in sales-type and direct finance leases and the equipment under operating leases pledged under these secured borrowing agreements were $1,616,955 and $79,928,883, respectively, as of December 31, 2022 and $5,781,120 and $115,961,247, respectively, as of December 31, 2021.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DEBT (Continued)

Secured Borrowings (Concluded). Principal payments on secured borrowings as of December 31, 2022 were due as follows:

Year Ending December 31	Amount
2023	$25,405,717
2024	19,212,021
2025	14,783,966
2026	3,436,662
2027	226,913
Thereafter	68,743

$63,134,022

Notes Payable - Recourse. The Company has recourse borrowing arrangements with various financial institutions with $135,252,630 and $125,094,236 of recourse debt outstanding as of December 31, 2022 and 2021, respectively. Various rate structures for each line pricing exist, based upon either the U.S. prime rate (7.50% at December 31, 2022, “Prime”) plus a spread, or based upon 30-day Secured Overnight Financing Rate (“SOFR”) plus a spread, or the like term swap rate for the investment period, plus 2.50% to 4.50%. Borrowings are collateralized by either a first lien on the equipment and assignment of rent or a second lien on the equipment representing the leased equipment’s residual values.

Under a $30,000,000 facility, maturing in August 2024, principal payments are determined by the maturities of the underlying equipment leases, of which $19,951,536 and $23,582,986 was outstanding as of December 31, 2022 and 2021, respectively. Balances are priced at Prime plus 1.50%, with a floor of 5.00%. Outstanding balances as of December 31, 2022 were due between January 2023 and December 2025. The debt agreement includes covenants for minimum tangible net worth and leverage.

Under a $55,000,000 facility maturing in July 2024, $45,000,000 of the facility was secured by a first lien on the equipment, with principal payments due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $28,903,069 and $32,541,965 was outstanding as of December 31, 2022 and 2021, respectively. Additionally, $10,000,000 of this facility was able to be used for borrowings on a term basis, secured by a first lien on the equipment representing the leased equipment’s residual values and assignment of rent, of which $471,312 and $412,067 was outstanding as of December 31, 2022 and 2021, respectively. The debt agreement includes covenants for minimum tangible net worth.

Under a $50,000,000 facility maturing in November 2024, principal payments are due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $27,944,804 and $18,858,589 was outstanding as of December 31, 2022 and 2021, respectively. Additionally, $10,000,000 of this facility is able to be used for borrowings on a term basis, secured by a second lien on the equipment representing the leased equipment’s residual values, of which $6,580,105 and $5,859,129 was outstanding as of December 31, 2022 and 2021, respectively. The debt agreement includes covenants for minimum tangible net worth.

Under a $27,000,000 facility, subject to annual review, borrowings are collateralized by either a first lien on the equipment and assignment of rents or a second lien on the equipment representing the leased equipment’s residual values subject to a cap on residuals of $8,000,000. On this facility, $3,154,227 and $3,836,082 was outstanding as of December 31, 2022 and 2021, respectively. Outstanding balances as of December 31, 2022 were due between January 2023 and January 2028.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DEBT (Continued)

Notes Payable - Recourse (Continued). Under a $7,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $481,950 and $2,776,787 was outstanding as of December 31, 2022 and 2021, respectively. Outstanding balances as of December 31, 2022 were due between January 2023 and September 2025.

Under a $10,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. Rates are determined at the time of discounting based on the underlying lease term. On this facility, $2,703,153 and $3,365,554 was outstanding as of December 31, 2022 and 2021, respectively. Outstanding balances as of December 31, 2022 were due between January 2023 and July 2026. Management is currently in the processes of renewing this facility with the financial institution.

Under a $15,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $3,681,997 and $4,122,105 was outstanding as of December 31, 2022 and 2021, respectively. Additionally, the same financial institution provided a $9,000,000 facility for borrowings collateralized by the Company’s equipment leases with a subsidiary, secured by both the rental stream and equipment residual values. On this portion of the facility, $4,026,637 and $4,431,018 was outstanding as of December 31, 2022 and 2021, respectively. Outstanding balances as of December 31, 2022 were due between January 2023 and December 2026. The debt agreement includes covenants for minimum tangible net worth.

Under a $3,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $1,984,246 and $1,706,853 was outstanding as of December 31, 2022 and 2021, respectively. Outstanding balances as of December 31, 2022 were due between January 2023 and October 2026.

Under a $28,000,000 facility, subject to annual review in September 2023, the Company may borrow either funding against lease stream payments or equity residual in equipment. The periodic payments are determined by the underlying equipment lease streams and/or residual values of equipment, with both interest rate and principal payments being determined at the time of line draw by the financial institution. Rates on borrowings from this facility range from 200 to 450 basis points over the like term swap rate at the time of borrowing, with $8,271,743 and $9,311,551 outstanding as of December 31, 2022 and 2021, respectively. Borrowings for equity residuals are priced at 2.00% over the corresponding non-recourse stream rate for the underlying transaction. Outstanding balances as of December 31, 2022 were due between January 2023 and December 2026. There are additional loans with this financial institution of which $288,855 and $132,154 was outstanding as of December 31, 2022 and 2021, respectively. In addition, the Company provides a $400,000 corporate guarantee on the corporate credit cards issued by this financial institution for use by a Company subsidiary. The debt agreement includes covenants for minimum tangible net worth.

The Company has a borrowing arrangement collateralized by a first lien on the equipment and assignment of rents on a pool of lease transactions totaling $87,920,095 and $66,190,220 outstanding as of December 31, 2022 and 2021, respectively, at a borrowing rate ranging from 3.50% to 6.15%. Of the total transactions, $15,270,372 and $11,912,337 as of December 31, 2022 and 2021, respectively, is secured on a recourse basis for a portion of the equipment’s residual values. The recourse portion of this transaction will amortize with cash flow from residual values. Management estimates that this obligation will fully amortize by October 2025. An additional $13,000,000 was provided on a recourse basis at 5.52% of which $11,538,624 and $2,245,059 was outstanding as of December 31, 2022 and 2021, respectively.

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DEBT (Concluded)

Notes Payable - Recourse (Concluded). Principal payments on recourse notes payable as of December 31, 2022 were due as follows:

Year Ending December 31	Amount
2023	$86,850,708
2024	15,435,577
2025	13,050,618
2026	8,186,819
2027	5,180,172
Thereafter	6,548,736

$135,252,630

Senior Secured Debt - Related-Party. During 2020, the Company borrowed $80,000,000 under a recourse senior secured debt facility with SLR. The interest rate on the facility is floating at 90-day London Inter-Bank Offered Rate (“LIBOR”) plus 7.00%. Interest payments are due quarterly until maturity in December 2024. The debt is collateralized by a subordinated lien on the Company’s leased assets and the Company’s outstanding rollover equity interests. The debt agreement includes covenants for minimum tangible net worth and leverage. The outstanding balance including accrued interest was $80,000,000 as of December 31, 2022 and 2021. Related-party interest expense was approximately $7,315,000 and $6,489,000 for the years ended December 31, 2022 and 2021, respectively.

Notes Payable - Non-Recourse. Non-recourse notes payable are collateralized by the assignment of rent and the equipment value under lease. The financial institutions have a first lien on the underlying leased equipment with no further recourse against the Company in the event of default by lessee. Interest rates range from 1.20% to 8.20%. Under these arrangements, each lease is financed under a separate borrowing. Non-recourse debt and related interest expense is paid by funds from assigned committed term lease payments with various financial institutions. The outstanding balance was $296,835,798 and $233,276,889 as of December 31, 2022 and 2021, respectively, of which $11,376,355 and $-0- with an interest of 9.50% was due to a related party under common control as of December 31, 2022 and 2021, respectively.

Principal payments on non-recourse notes payable as of December 31, 2022 were due as follows:

Year Ending December 31	Amount
2023	$112,158,729
2024	65,119,869
2025	43,687,358
2026	33,252,573
2027	21,987,267
Thereafter	20,630,002

$296,835,798

NOTE 5 – MEMBERS’ EQUITY

All members of the Company have the same rights, preferences, and privileges. Profits, losses, and distributions are allocated in accordance with the Operating Agreement.

The Company has two classes of units: Common units and Preferred units. There were no Preferred units issued and outstanding as of December 31, 2022 and 2021.

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – OPERATING LEASES

The Company leases various facilities under the terms of non-cancelable operating leases which expire from February 2023 through July 2028 which call for monthly rental payments ranging from approximately $2,000 to $30,000 per month. The Company does not believe it will exercise the options to extend the leases. The office leases generally require the Company to pay taxes, insurance, utilities, and maintenance costs in addition to base rent.

The components of lease expense were as follows for the year ended December 31, 2022:

Amount
Fixed operating lease cost	$733,593
Variable and short-term lease costs	419,623

Total lease expense	$1,153,216

Other information related to lease was as follows for the year ended December 31, 2022:

Weighted-average remaining lease term (in years)	4.69
Weighted-average discount rate	2.89%

Cash flows related to leases were as follows for the year ended December 31, 2022:

Amount
Cash flows from operating activities:
Cash paid for amounts included in the measurement of operating lease liabilities	$662,863
Supplemental disclosure of cash flow information:
Right-of-use assets obtained in exchange for operating lease obligations	$4,395,457

Approximate future maturities of lease liabilities under non-cancelable operating leases were as follows as of December 31, 2022:

Year Ending December 31	Amount
2023	$914,000
2024	897,000
2025	781,000
2026	710,000
2027	635,000
Thereafter	137,000

4,074,000
Less: imputed interest	278,000

$3,796,000

(Continued)

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – OPERATING LEASES (Concluded)

During the year ended December 31, 2021, the Company accounted for its operating leases under FASB ASC 840, Leases. Rent expense under non-cancelable operating leases was approximately $1,040,000 for the year ended December 31, 2021.

NOTE 7 – INCOME TAXES

The income tax provision consisted of the following components for the years ended December 31:

	2022	2021
Deferred	$4,594,732	$4,283,422
Current	247,173	51,127

	$4,841,905	$4,334,549

The Company’s deferred income tax assets and liabilities consisted of the following components as of December 31:

	2022	2021
Deferred income tax asset (liability)
Depreciation and amortization	$(30,452,940)	$(20,201,065)
Allowance for doubtful accounts	41,998	3,035
Interest expense carryforward	3,431,247	—
Net operating loss	17,342,572	15,155,639

Net deferred income tax liability	$(9,637,123)	$(5,042,391)

The Company’s effective income tax rate was approximately 26.71% and 26.30% for the years ended December 31, 2022 and 2021, respectively.

NOTE 8 – LITIGATION

From time to time, the Company is subject to litigation arising in the ordinary course of business. It is the opinion of the Company’s management that any claims pending are either covered by insurance or that there is no material exposure to the Company in connection with any proceedings.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2022 through February 15, 2023, the date the accompanying consolidated financial statements were available to be issued and is not aware of any material subsequent events occurring during this period.

The accompanying notes are an integral part of these statements.